EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT (this “Agreement”) shall be effective as of August 18, 2015 (the “Effective Date”).

BETWEEN:

NAKED BRAND GROUP INC., a company incorporated pursuant to the laws of the State of Nevada, with an office at 10th Floor – 95 Madison Avenue, New York, New York, 10016, U.S.A.

(the “Company”)

AND:

JOEL PRIMUS, a businessman, with an address of #3-32 Greenwich Ave, Greenwich, CT 06830

(the “Executive”)

WHEREAS:

A.	The Company desires to employ the Executive, and the Executive desires to be so employed by the Company, on the terms and subject to the conditions set forth in this Agreement.

B.

As an executive officer of the Company, the Executive shall have access to valuable confidential and proprietary information used in the business of the Company, including financial data, customer data, operational data, trade secrets and other intellectual property that if disclosed to or used by competitors or potential competitors would cause irreparable harm to the Company, and as a result, the Executive and the Company desire to provide the Company with adequate protection from the unauthorized disclosure or use of the Company’s confidential and proprietary information.

NOW THEREFORE, in consideration of the foregoing facts, the mutual covenants and agreements contained herein and other good and valuable consideration, the Company and the Executive agree as follows:

1.	DEFINITIONS

1.1	Certain defined terms not otherwise defined herein shall have the following meanings: (a)

(a)

“Accrued Compensation and Benefits” means (i) unpaid salary accrued up to the date of termination; (ii) unpaid but earned bonus for any completed fiscal year as of the date of termination; (iii) pay in respect of accrued but unused vacation; (iv) benefits or compensation as provided under the terms of any employee benefit and compensation agreements or plans applicable to the Executive and under which he has a vested right (including any right that vests in connection the termination of his employment); (v) incurred but unreimbursed expenses to which the Executive is entitled to reimbursement under the Company’s expense reimbursement policy; and (vi) rights to indemnification the Executive may have under the Company’s Articles of Incorporation, Bylaws, this Agreement, or separate indemnification agreement, as applicable, including any rights the Executive may have under directors’ and officers’ insurance policies.

(b)

“Affiliate” means, with respect to any party, any corporation, limited liability company, partnership, joint venture, firm and/or other entity which Controls, is Controlled by or is under common Control with such party.

(c)	“Board of Directors” means the board of directors of the Company.

(d)	“Business” means the manufacturing, distribution and sale of apparel.

(e)	“Code” means the Internal Revenue Code of 1986, as amended.

(f)

“Compensation Committee” means a committee of the Board of Directors which has been delegated responsibility for employee compensation matters or, in the absence thereof, the entire Board of Directors.

(g)

“Confidential and Proprietary Information” means all proprietary trade secrets and/or proprietary information and any information, concept or idea in whatever form, tangible or intangible, pertaining in any manner to the Business or the business of any Affiliate of the Company, or to the Company’s (or any of the Company’s Affiliates’) customers, clients, consultants, or business associates, unless the information is or becomes publicly known through lawful means (other than disclosure by the Executive, unless such disclosure by the Executive is made in good faith in the course of performing the Executive’s duties under this Agreement, or with the express written consent of the Board of Directors).

(h)

“Control” means (i) in the case of corporate entities, direct or indirect ownership of at least fifty percent (50%) of the stock or participating assets entitled to vote for the election of directors; and (ii) in the case of non-corporate entities (such as limited liability companies, partnerships or limited partnerships), either (A) direct or indirect ownership of at least fifty percent (50%) of the equity interest, or (B) the power to direct the management and policies of the non-corporate entity.

(i)

“Covered Entity” means every Affiliate of the Executive, and every business, association, trust, corporation, partnership, limited liability company, proprietorship or other entity in which the Executive has invested in (whether through debt or equity securities), or has contributed any capital or made any advances to, or in which any Affiliate of the Executive has an ownership interest or profit sharing percentage, or a firm from which the Executive or any Affiliate of the Executive receives or is entitled to receive income, compensation or consulting fees in which the Executive or any Affiliate of the Executive has an interest as a lender (other than solely as a trade creditor for the sale of goods or provision of services that do not otherwise violate the provisions of this Agreement). The agreements of the Executive contained herein specifically apply to each entity which is presently a Covered Entity or which becomes a Covered Entity subsequent to the date of this Agreement. Notwithstanding anything contained in the foregoing provisions to the contrary, the term “Covered Entity” shall not include the Company, any subsidiary of the Company, or any Affiliate of the Company or any such subsidiary.

(j)

“Discharge For Cause” means termination of the Executive’s employment hereunder for any one or more of the following: (i) Executive’s act(s) of intentional dishonesty, fraud, gross negligence or willful misfeasance in connection with the performance of his duties to the Company, as determined in the reasonable judgment of the Board of Directors; (ii) refusal by the Executive to perform ethical and lawful duties assigned by the Board of Directors that continues uncured for thirty (30) days following receipt of written notice from a majority of the Board of Directors; (iii) the Executive engaging in any act that the Board reasonably judges to be likely to injure the Company’s and/or any of its Affiliates’ operations, personnel, customers, or reputation, provided that those acts are disclosed to Executive and he is afforded an opportunity to respond in writing or in person prior to the termination of his employment;; (iv)the Executive breaching in any material respect any provision contained in Section 2.2 of this Agreement, which such breach is not cured within thirty (30) days after receipt of written notice from the Board of Directors; (v) the Executive’s material violation of any other provision of this Agreement, including, but not limited to, any provision contained in Sections 3.7 or 3.8 of this Agreement; (vi) the Executive’s commission of a felony or other crime involving moral turpitude or the commission of any crime involving misappropriation, embezzlement or fraud with respect to the Company or any of its Affiliates or any of their respective customers, or entering into a plea of guilty or nolo contendere (or its equivalent) to such a crime; (vii) the Executive’s commencement of employment with another company while he is an employee of the Company without the prior consent of the Board of Directors; (viii) the Executive’s breach of his fiduciary duties to the Company; (ix) the Executive’s violation of the Company’s policies and/or rules of conduct, including but not limited to, those concerning equal opportunity, workplace harassment or workplace violence; or (x) Executive’s material failure to perform his duties (other than due to Permanent Disability, as defined below) at a level satisfactory to the Board, which failure continues after Executive’s receipt of written notice of the deficiency and a thirty (30) day period in which to cure such deficiency in a manner deemed satisfactory to the Board (without Executive’s participation). It is expressly understood that the Executive’s participation in an advisory role for those entities listed on Exhibit A, shall not be a violation of this subsection (viii).

(k)

“Discharge Without Cause” means the Company’s termination of the Executive’s employment hereunder during the Term (as defined in Section 3.1 below) for any reason other than a Discharge For Cause or due to the Executive’s death or Permanent Disability.

(l)	“Parties” means collectively the Company and the Executive and “Party” means either one of the Executive or the Company, as applicable.

(m)

“Permanent Disability” means the Executive’s inability to perform the Executive’s duties hereunder due to a physical or mental condition for (i) a period of one hundred twenty (120) consecutive days, or (ii) an aggregate of ninety (180) days in any twelve (12) month period.

(n)

“Termination For Good Reason” means voluntary termination of this Agreement by the Executive if any of the following occurs without the prior written consent of the Executive and in each case which continues uncured for 30 days following receipt by the Company of written notice thereof from the Executive: (i) there is a material reduction by the Company in the Executive’s annual base salary, bonus or long-term incentive opportunities then in effect; (ii) the Company reduces the Executive’s job title and position such that the Executive (A) is no longer President of the Company; (B) is no longer a member of the Board of Directors; or (C) is involuntarily removed from the Board of Directors; or (iii) the Company requires the Executive to move the primary location at which he performs services under this Agreement and that increases the distance of the commute to his workplace by more than thirty (30) miles.

(o)	“Territory” means each and every state, county, city or other political subdivision or geographic location in the United States.

2.	CAPACITIES AND DUTIES; INDEMNIFICATION

2.1

Positions and Responsibilities: The Company agrees to employ the Executive and the Executive agrees to serve in the capacity of President of the Company and as a member of the Board of Directors and in such other additional positions with the Company or its subsidiaries as the Company may reasonably assign to the Executive and which position the Executive agrees to assume, each acting reasonably. The Executive shall report only to the Board of Directors. The Executive shall perform such duties and comply with such instructions that are reasonably assigned or communicated to him by the Board of Directors, and which are reasonably consistent with the employment and status of the Executive as described in this Agreement. The Executive will at all times abide by the Company’s written personnel policies applicable to similarly situated employees of the Company as in effect from time to time and previously provided to the Executive, and will faithfully and to the best of the Executive’s ability, experience and talents perform all of the duties that may be required of and from the Executive pursuant to the terms hereof, consistent with the Executive’s position.

2.2

Exclusive Services; Other Representations: During the Term, the Executive agrees to devote the Executive’s best efforts and full business time to rendering services to the Company; provided, however, that the Executive shall be permitted to serve on the board of directors of various for- profit and non-profit organizations, from time to time, provided (i) such organizations do not compete with the Business and (ii) the time expended by the Executive in rendering service to such organizations does not, in the aggregate, materially impair the Executive’s performance of his duties under this Agreement.

2.3

Board Membership: For so long as the Executive remains President of the Company, the Executive shall be nominated by the Company for election to the Board of Directors or appointed to the Board of Directors.

2.4

Fiduciary Duty: The Executive agrees that in performing the duties and responsibilities of the Executive’s employment as provided in this Agreement, the Executive will occupy a position of high fiduciary trust and confidence, pursuant to which the Executive will develop and acquire wide experience and knowledge with respect to all aspects of the manner in which the business of the Company is conducted. The Executive and the Company agree that such knowledge and experience shall be used solely and exclusively in furtherance of the business interests of the Company and not in any manner which would be detrimental to the Company.

2.5

Indemnification: The Company shall, to the maximum extent permitted by law, indemnify and hold harmless the Executive for any loss, injury, damage, expense (including reasonable attorneys’ fees and costs), claim or demand, arising out of, connected with, or in any manner related to, any act, omission or decision made in good faith while performing services for the Company from and after the Effective Date. As part of the Executive’s employment with the Company, the Parties agree to execute an indemnification agreement, in a form to be mutually agreed to by the Parties, acting reasonably, within 30 days of the Effective Date.

3.	EMPLOYMENT, TERM, TERMINATION, CONFIDENTIAL INFORMATION, NON- COMPETE AND NON-SOLICITATION.

3.1

Term: Subject to Sections 3.2, 3.3, 3.4, 3.5, 3.6 and 3.7, the term of this Agreement shall be one year (1) years commencing on the Effective Date, unless terminated earlier pursuant to the terms herein (the “Initial Term”); provided that the Initial Term may be extended for additional one-year periods (each, a “Renewal Term”) upon the expiration of the Initial Term or any such Renewal Term with the mutual agreement in writing of the Company and the Executive no later than ninety (90) days in advance of the expiration of the Initial Term or any such Renewal Term. The Initial Term or, in the event that the Executive’s employment hereunder is terminated earlier pursuant to the terms herein or extended pursuant to this Section 3.1, such shorter or longer period, as the case may be, is referred to herein as the “Term.”

3.2

Discharge For Cause: The Executive’s employment under this Agreement may be terminated by the Company for one of the events specified in Section 1.1(j) (subject to the notice and cure period set forth in Section 1.1(j), if applicable), without further obligation by the Company, except for payment of any base salary compensation and expense reimbursement accrued and unpaid to the effective date of termination and except as otherwise required by law, upon written notice to the Executive of a Discharge For Cause. Such notification from the Company shall include such facts as shall be reasonably necessary to apprise the Executive of the basis for such Discharge For Cause and for the Executive to exercise the Executive’s right to cure under Section 1.1(j), if applicable.

3.3

Discharge Without Cause: The Executive’s employment under this Agreement may be immediately terminated by the Company for any reason specified in 1.1(k) upon written notice to the Executive of a Discharge Without Cause. Upon termination pursuant to this Section 3.3, in return for the non-competition and non-solicitation agreement described below, and the Executive’s execution without revocation of a general release, the Executive shall be entitled to the following benefits (the “Without Cause Severance Package”): (i) the Executive shall receive severance equal to one year of the Executive’s then current annual salary to be paid in twelve (12) equal monthly payments; (ii) reimbursement for Executive’s monthly health insurance premiums, not to exceed the monthly amount of COBRA premiums that otherwise would apply to Executive after such termination, and following receipt of appropriate documentation showing Executive’s monthly premium costs, for twelve (12) months from the date of such termination; and (iii) the Accrued Compensation and Benefits. In addition, any and all of the Executive’s unvested equity shall immediately vest, without restriction. As a condition to receiving the Without Cause Severance Package, the Executive shall execute (i) a general release of any claims against the Company and its affiliates, in a form and substance satisfactory to the Company, and (ii) a non-competition and non-solicitation agreement having a term which is the same as the term of the Without Cause Severance Package, and with terms and subject to conditions substantially similar to those contained in Section 3.9 of this Agreement.

3.4

Termination For Good Reason: The Executive’s employment under this Agreement may be terminated by the Executive for one of the events specified in Section 1.1(n) (subject to the notice and cure period set forth in Section 1.1(n)) upon written notice to the Company of a Termination For Good Reason. Upon termination pursuant to this Section 3.4, in return for the non-competition agreement described below, and the Executive’s execution without revocation of a general release, the Executive shall be entitled to the following benefits (the “Good Reason Severance Package”): (i) the Executive shall receive twelve (12) equal monthly payments of severance equal to one year of the Executive’s then current annual salary; (ii) reimbursement for Executive’s monthly health insurance premiums, not to exceed the monthly amount of COBRA premiums that otherwise would apply to Executive after such termination, and following receipt of appropriate documentation showing Executive’s monthly premium costs, for twelve (12) months from the date of such termination; and (iii) the Accrued Compensation and Benefits. In addition, any and all of the Executive’s unvested equity shall immediately vest, without restriction. As a condition to receiving the Good Reason Severance Package, the Executive shall execute (i) a general release of any claims against th Company and its Affiliates, in a form and substance satisfactory to the Company, and (ii) a non-competition and non- solicitation agreement having a term which is the same as the term of the Good Reason Severance Package, and with terms and subject to conditions substantially similar to those contained in Section 3.9 of this Agreement.

3.5

Termination Upon Death: This Agreement shall immediately terminate without action or notice by either of the Parties upon the death of the Executive and without further obligation by the Company, except for payment of the Accrued Compensation and Benefits and except as otherwise required by law.

3.6

Termination Upon Permanent Disability: The Executive’s employment under this Agreement may be immediately terminated by the Company upon written notice to the Executive of a termination for the Permanent Disability of Executive. Upon termination pursuant to this Section 3.6, and in return for the non-competition and non-solicitation agreement described below, and the Executive’s execution without revocation of a general release, the Executive shall be entitled to the following (“Permanent Disability Severance Package”): (i) ♦ [insert]; (ii) reimbursement for Executive’s monthly health insurance premiums, not to exceed the monthly amount of COBRA premiums that otherwise would apply to Executive after such termination, and following receipt of appropriate documentation showing Executive’s monthly premium costs, for twelve (12) months from the date of such termination; and (iii) the Accrued Compensation and Benefits. The Permanent Disability Severance Package shall also provide that any and all of the Executive’s unvested equity shall immediately vest, without restriction. As a condition to receiving the Permanent Disability Severance Package, the Executive shall execute ( i ) a general release of any claims against the Company and its Affiliates, in a form and substance satisfactory to the Company, and (ii) a non-competition and non-solicitation agreement having a term which is the same as the term of the Permanent Disability Severance Package; and with terms and subject to conditions substantially similar to those contained in Section 3.9 of this Agreement.

3.7

Other Termination by the Company: The Company may immediately terminate this Agreement, without further effect, in the event of the liquidation, dissolution or discontinuance of business by the Company or the filing of any petition by or against the Company under any federal or state bankruptcy or insolvency laws, which petition shall not be dismissed within thirty (30) days after filing). If the Company terminates Executive’s employment pursuant to this section, Executive shall not be entitled to any salary, bonus, or benefits from the Company other than (i) any unpaid salary for services performed prior to his separation date, (ii) reimbursement for business expenses incurred prior to his separation date in accordance with Company policy, and (iii) any benefits which he is entitled to receive under the terms of the Company’s benefit plans or in accordance with applicable law.

3.8

Confidential and Proprietary Information: The Executive agrees that he will not, either directly or indirectly, and the Executive will not permit any Covered Entity which is Controlled by the Executive to, either directly or indirectly, divulge to any person or entity or use any of the Confidential and Proprietary Information, except (i) as required in connection with the performance of the Executive’s duties to the Company, (ii) as required to be included in any report, statement or testimony requested by any municipal, state or national regulatory body having jurisdiction over the Executive or any Covered Entity which is Controlled by the Executive, (iii) as required in response to any summons or subpoena or in connection with any litigation, (iv) to the extent necessary in order to comply with any law, order, regulation, ruling or governmental request applicable to the Executive or any Covered Entity which is Controlled by the Executive, (v) as required in connection with an audit by any taxing authority, or (vi) is made with the express written consent of the Board of Directors. In the event that the Executive or any such Covered Entity which is Controlled by the Executive is required to disclose Confidential and Proprietary Information pursuant to the foregoing exceptions, the Executive shall promptly notify the Company of such pending disclosure and assist the Company (at the Company’s expense) in seeking a protective order or in objecting to such request, summons or subpoena with regard to the Confidential and Proprietary Information. If the Company does not obtain such relief after a period that is reasonable under the circumstances, the Executive (or such Covered Entity) may disclose that portion of the Confidential and Proprietary Information that such party is advised by counsel that he is legally compelled to disclose or else stand liable for contempt or suffer censure or penalty. In such cases, the Executive shall promptly provide the Company with a copy of the Confidential and Proprietary Information so disclosed.

3.9	Non-Compete and Non-Solicitation:

(a)

Except as otherwise explicitly permitted by the last sentence of this Section 3.9(a) of this Agreement, during the Term and thereafter for a period of the term of any Without Cause Severance Package, Good Reason Severance Package or Permanent Disability Severance Package, as applicable, the Executive shall not, either directly or indirectly, individually or by or through any Covered Entity, participate in, assist, aid or advise in any way, any business or enterprise that competes with the Business in the Territory (including, without limitation, providing services to any customer or other person or entity in the Territory). Except as otherwise explicitly permitted by the last sentence of this Section 3.9(a) of this Agreement, during the Term and for a period of twelve (12) months thereafter, the Executive shall not, either directly or indirectly, individually or by or through any Covered Entity, invest in (whether through debt or equity securities), contribute any capital or make any advances or loans to, take an ownership interest or profit-sharing percentage in, seek to purchase or acquire, or receive income, compensation or consulting fees from, any entity or person directly or indirectly involved in or competitive with the Business in the Territory. Notwithstanding the foregoing, nothing contained in this Section 3.8(a) prohibits the Executive or any Affiliate of the Executive from owning (i) less than five percent (5%) of any class of voting securities publicly held and quoted on a recognized securities exchange or inter-deal quotation system of any issuer, and (ii) an immaterial amount of a Covered Entity as a result of a purchase decision made by a third party after the Effective Date without the knowledge of the Executive and no such issuer shall be considered a Covered Entity solely by virtue of such ownership or the incidents thereof.

(b)

During the Term and thereafter for a period of the term of any Without Cause Severance Package, Good Reason Severance Package or Permanent Disability Severance Package, as applicable, the Executive will not, either directly or indirectly and will not permit any Covered Entity which is Controlled by the Executive to, either directly or indirectly, (i) solicit, or take any other action that is intended to solicit, the business of any customers with which the Company or any of its Affiliates conducts business or has conducted business within the 12 months preceding such solicitation or other action; or (ii) hire, solicit, take away, or attempt to hire, solicit or take away (either on the Executive’s behalf or on behalf of any other person or entity) any person (i) who is then an employee of the Company or any Affiliate of the Company; or (ii) who has terminated his or her employment with the Company or any Affiliate of the Company within the three months preceding such hiring, solicitation or other action.

(c)

The Executive agrees that the payment of any amount of any Without Cause Severance Package, Good Reason Severance Package or Permanent Disability Severance Package is conditioned on the Executive’s compliance with this Section 3.9 and that the Company will have the right to withhold payment if the Executive is in breach of this Section 3.9.

(d)

Except as specifically agreed to by the Board, during the Term and thereafter for a period of 12 months after a Discharge For Cause, Executive shall be bound by the restrictive covenants set forth in Sections 3.9(a) and 3.9(b) of this Agreement.

(e)

Blue-Penciling of Agreement. The Parties agree that, in the event any court of competent jurisdiction determines that the above covenants are invalid or unenforceable, the court shall have the power and discretion to construe the applicable provisions by limiting or reducing them so as to be enforceable to the maximum extent compatible with applicable law.

3.10

Enforcement; Remedies: The Executive agrees and acknowledges that the Company has a valid and legitimate business interest in protecting the Business in the Territory from any activity prohibited by Section 3.8 or 3.9 of this Agreement. The Executive acknowledges that the Executive’s expertise in the Business is of a special and unique character which gives this expertise a particular value, and that a breach of Section 3.8 or 3.9 of this Agreement by the Executive will cause serious and potentially irreparable harm to the Company. The Executive therefore acknowledges that a breach of Section 3.8 or 3.9 of this Agreement by the Executive cannot be adequately compensated in an action for damages at law, and equitable relief would be necessary to protect the Company from a violation of this Agreement and from the harm which this Agreement is intended to prevent. By reason thereof, the Executive acknowledges that the Company is entitled, in addition to any other remedies it may have under this Agreement or otherwise, to preliminary and permanent injunctive and other equitable relief to prevent or curtail any breach of this Agreement without any requirement to post bond. The Executive acknowledges, however, that no specification in this Agreement of a particular legal or equitable remedy may be construed as a waiver of or prohibition against pursuing other legal or equitable remedies in the event of a breach of this Agreement by the Executive.

3.11

Non-disparagement: During the Term and for the twelve (12) months thereafter, the Executive shall not, and shall cause his relatives, agents, and representatives to not, knowingly disparage, criticize, or otherwise make any derogatory statements regarding the Company, its directors, or its officers, and the Company shall not knowingly disparage, criticize or otherwise make any derogatory statements regarding the Executive, his relatives, agents or representatives. The Company’s obligations under the preceding sentence shall be limited to communications by its officers having the rank of vice president or above and members of the Board of Directors as well as its agents and representatives. The foregoing restrictions shall not apply to any statements that are made truthfully in response to a subpoena or other compulsory legal process.

4.	COMPENSATION AND BENEFITS

4.1

Salary: In consideration of the Executive’s services, the Company agrees to pay base compensation equal to an annual salary of $164,000 to be paid according to the Company’s general payroll practices as same may exist from time to time.

4.2

Annual Bonus: The Executive shall be eligible to receive an annual bonus for each whole or partial year during the Term payable based upon performance targets established by the Board of Directors in consultation with the Executive or as otherwise determined by the Board of Directors in its discretion. The Executive’s performance, for purposes of determining eligibility for receiving an annual bonus under this Section, shall be evaluated by the Board (without the participation of the Executive) in its sole discretion. The bonus shall be paid in a lump sum cash payment as soon as reasonably practicable following December 31st of the year to which the bonus relates; provided, however, that the bonus shall be paid no later than March 15th of the year following the year to which the bonus relates.

4.3

Long-Term Incentives: The Company shall grant as of August __18_, 2015 (the “Grant Date”) to the Executive an option or a share purchase warrant (the “Option”) to purchase 299,899 shares of common stock of the Company, par value $0.001 per share (the “Option Shares”). The Option shall have a per- share exercise price equal to the fair market value of a share of the Company’s common stock on the Grant Date. The Option shall be vested as of the Grant Date with respect to 25% of the Option Shares and the Option shall vest with respect to the remaining 75% of the Option Shares in equal monthly installments over three (3) years from the Grant Date, subject to the Executive’s continued employment through the applicable vesting date (including a 1 year vesting provision amended in the option agreement and stock option certificate in the event of termination). The Option shall be transferable, in whole or in part, by the Executive only to an estate planning vehicle, including any trust solely for the benefit of the Executive and his family members, or to a designated beneficiary by last will and testament or by the laws of descent and distribution or pursuant to a domestic relations order. The maximum term of the Option shall be ten (10) years and the terms of the Option shall provide for and permit cashless option exercises. The Company and the Executive agree to use their best efforts to structure the Option to maximize the tax benefits for the Executive.

4.4

Reimbursement of Expenses: The Company shall reimburse the Executive for any reasonable business expenses incurred by the Executive in the ordinary course of the Company’s business in accordance with the Company’s reimbursement policies then in effect.

4.5	Benefits: During the Term, the Executive shall be entitled to receive the following benefits:

(a)	full family health, dental, vision, major medical, and disability insurance coverage through a provider of the Executive’s choosing, without deductible;

(b)	a shared full-time assistant; and

(c)	such other benefits in such amounts as determined by the Board of Directors from time to time.

4.6	Relocation Expenses: The Company shall pay the following expenses:

(a)	moving expense allowance of $30,000;

(b)	all fees, including legal expenses, associated with the Executive obtaining the necessary permits to work and reside in and relocate to the United States; and

(c)	moving and travel expenses.

4.7

Post-Termination Benefits: If the Executive’s employment is terminated by the Company pursuant to a Discharge Without Cause, or by the Executive pursuant to a Termination For Good Reason, both as defined above, the Executive shall be entitled to receive and the Company shall pay for all costs associated with the Executive’s relocation back to Vancouver, British Columbia, including without limitation, all moving and travel expenses.

4.8	Vacation: The Executive shall be entitled to four weeks of vacation during each one year period during the Term to be taken at such times as reasonably determined by the Executive.

4.9

Withholding: The Executive authorizes the Company to make any and all applicable withholdings of federal and state taxes and other items the Company may be required to deduct, as such items may exist under this Agreement or otherwise from time to time.

5.	SUCCESSORS AND ASSIGNS

This Agreement is intended to bind and inure to the benefit of and be enforceable by the Executive, the Company and their respective heirs, successors and assigns, except that the Executive shall not have any right to assign or otherwise transfer this Agreement or any of the Executive’s rights, duties or any other interest herein (except in connection with any assignment of rights to receive consideration hereunder by or to the Executive’s estate made upon the death of the Executive) to any party without the prior written consent of the Company, and any such purported assignment shall be null and void.

6.	SURVIVAL OF RIGHTS AND OBLIGATIONS

The rights and obligations of the Parties as stated herein shall survive the termination of this Agreement.

7.	ENTIRE AGREEMENT

7.1

Sole Agreement: This Agreement (including any attachments and exhibits hereto) and any agreement relating to the grant of any equity incentives, including, without limitation, the Option, contain the Parties’ sole and entire agreement regarding the subject matter hereof, and supersedes any and all other agreements, understandings, statements and representations of the parties, including, but not limited to, any employment agreement or other agreement regarding the Executive’s compensation or terms of employment entered into prior to the Effective Date.

7.2

No Other Representations: The Parties acknowledge and agree that, except for those representations specifically referenced herein, neither of the Parties has made any representations (a) concerning the subject matter hereof, or (b) inducing the other Party to execute and deliver this Agreement. The Parties have relied on their own judgment in entering into this Agreement.

8.	AMENDMENTS; WAIVERS

This Agreement may only be amended in a writing signed by both the Company and the Executive. The waiver of either of the Parties hereto of any right hereunder or of any failure to perform or breach by the other Party hereto shall not be deemed a waiver of any other right hereunder or of any other failure or breach by the other Party hereto, whether of the same or a similar nature or otherwise. No waiver shall be deemed to have occurred unless set forth in writing executed by or on behalf of the waiving Party.

9.	GOVERNING LAW

This Agreement shall be governed pursuant to the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

10.	SEVERABILITY

In the event that any provision or term of this Agreement, or any word, phrase, clause, sentence or other portion thereof (including, without limitation, the geographic and temporal restrictions and provisions contained in this Agreement) is held to be unenforceable or invalid for any reason, such provision or portion thereof will be modified or deleted in such a manner as to make this Agreement, as modified, legal and enforceable to the fullest extent permitted under applicable laws.

11.	INTERPRETATION; SECTION HEADINGS

The section and subsection headings of this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

12.	NOTICES

All notices and other communications under or in connection with this Agreement shall be in writing and shall be deemed given (i) if delivered personally, upon delivery, (ii) if delivered by registered or certified mail (return receipt requested), upon the earlier of actual delivery or three (3) days after being mailed, (iii) if given by overnight courier with receipt acknowledgment requested, the next business day following the date sent, or (iv) if given by facsimile, telecopy or electronic mail, upon confirmation of transmission by facsimile or telecopy or delivery by electronic mail, provided such notice or other communication is also given by some other means permitted by this Section 12, in each case to the Parties at the following addresses:

To the Company:	Naked Brand Group Inc.
10th Floor – 95 Madison Avenue New York, New York 10016 USA
Attn: Michael Flanagan
Tel: 212-851-8050
Email: mike.flanagan@nakedbrandgroup.com

with a copy to:	Duane Morris LLP

1540 Broadway New York, New York 10036
Attn: Nanette Heide
Tel:212.692.1003
Fax:212.202.5334
Email:ncheide@duanemorris.com

To Executive:	JOEL PRIMUS
3-32 Greenwich Ave, Greenwich CT 06830
Tel: 929-254-8931 Email: joel.primus@nakedbrandgroup.com

13.	JOINT PREPARATION

The Parties to this Agreement have negotiated it at length, and have had the opportunity to consult with and be represented by their own competent counsel. This Agreement is therefore deemed to have been jointly prepared by the Parties, and any uncertainty or ambiguity existing in it shall not be interpreted against any Party, but rather shall be interpreted according to the rules generally governing the interpretation of contracts.

14.	THIRD-PARTY BENEFICIARIES

No term or provision of this Agreement is intended to be, or shall be, for the benefit of any person, firm, organization, corporation or entity not a party hereto, and no such other person, firm, organization, corporation or entity shall have any right or cause of action hereunder.

15.	COOPERATION AND FURTHER ACTIONS

The Parties agree to perform any and all acts and to execute and deliver any and all documents necessary or convenient to carry out the terms of this Agreement.

16.	ATTORNEYS’ FEES

In the event that a Party brings an action to enforce the terms of this Agreement, , the prevailing Party shall be entitled to recover from the other Party its reasonable attorneys’ fees and costs in bringing such action.

17.	COUNTERPARTS

This Agreement may be executed in one or more counterparts, including facsimile and electronically transmitted counterparts, each of which shall be deemed an original and all of which shall be considered one and the same instrument.

18.	INTERNAL REVENUE CODE SECTION 409A

Notwithstanding any provision of this Agreement, this Agreement shall be construed and interpreted to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and if necessary, any provision shall be held null and void to the extent such provision (or part thereof) fails to comply with Section 409A of the Code or regulations thereunder. For purposes of the limitations on nonqualified deferred compensation under Section 409A of the Code, each payment of compensation under the Agreement shall be treated as a separate payment of compensation for purposes of applying the exclusion from Section 409A of the Code for certain short-term deferral amounts. Any amounts payable solely on account of an involuntary separation from service within the meaning of Section 409A of the Code shall be excludible from the requirements of Section 409A of the Code, either as involuntary separation pay or as short-term deferral amounts (e.g., amounts payable under the schedule prior to March 15 of the calendar year following the calendar year of involuntary separation) to the maximum possible extent. If, as of the date of termination, the Executive is a “specified employee” as determined by the Company, then to the extent that any amount or benefit that would be paid or provided to the Executive under this Agreement within six (6) months of his “separation from service” (as determined under Section 409A) constitutes an amount of deferred compensation for purposes of Section 409A and is considered for purposes of Section 409A to be owed to the Executive by virtue of his separation from service, then such amount or benefit shall not be paid or provided during the six-month period following the date of the Executive’s separation from service and instead shall be paid or provided on the first business day that is at least seven (7) months following the date of the Executive’s separation from service, except to the extent that, in the Company’s reasonable judgment, payment during such six-month period would not cause the Executive to incur additional tax, interest or penalties under Section 409A. Further, any reimbursements or in-kind benefits provided under the Agreement shall be made or provided in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during the period of time specified in the Agreement, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year, (iii) the reimbursement of an eligible expense shall be made no later than the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

19.	MITIGATION WITH RESPECT TO SEVERANCE AMOUNTS

Subject to the terms and conditions of this Agreement, in the event that the Executive is entitled under this Agreement to receive the Without Cause Severance Package, Good Reason Severance Package or Permanent Disability Severance Package, as applicable, such severance amounts to which the Executive is entitled (subject to the terms and conditions of this Agreement, including, without limitation, Section 3.9(c) hereof) shall not be reduced as a result of any duty to mitigate damages or by the amount of compensation the Executive receives from other employers during the period in which such severance amounts are paid.

20.	ARBITRATION

The Parties agree that any and all disputes arising out of the terms of this Agreement, the Executive’s employment by the Company, the Executive’s service as an officer or director of the Company, or the Executive’s compensation and benefits, their interpretation, and any of the matters herein released, shall be subject to binding arbitration in New York, New York under the American Arbitration Association’s National Rules for the Resolution of Employment Disputes, supplemented by the New York Rules of Civil Procedure. The Parties agree that the prevailing Party in any arbitration shall be entitled to injunctive relief in any court of competent jurisdiction to enforce the arbitration award. The Parties hereby agree to waive their right to have any dispute between them resolved in a court of law by a judge or jury. This paragraph shall not prevent either Party from seeking injunctive relief (or any other provisional remedy) from any court having jurisdiction over the Parties and the subject matter of their dispute relating to the Executive’s obligations under this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed, or caused their duly authorized representatives to execute, this Agreement as of the Effective Date.

NAKED BRAND GROUP INC.
a Nevada corporation

Per:	/s/Michael Flanagan
Name: Michael Flanagan
Title: Chief Financial Officer

/s/Joel Primus
JOEL PRIMUS

[SIGNATURE PAGE TO EXECUTIVE EMPLOYMENT AGREEMENT]

EXHIBIT A

LIST OF EXECUTIVE’S ADVISORY OR MANAGEMENT ROLES